May 24, 2005

David G. Latzke
Senior Vice President, Chief Financial Officer
     and Secretary
SoftBrands, Inc.
Two Meridian Crossings, Suite 800
Minneapolis, Minnesota 55423

Re:	SoftBrands, Inc.
  	Preliminary Schedule 14A filed on May 6, 2005
	File No. 000-51118

Dear Mr. Latzke:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2, page 15
1. We note that this is an annual meeting proxy that must be preceded or accompanied by a report that complies with the requirements of Rule 14a-3(b). In light of our outstanding comments on your Form 10,
File No. 0-51118, we suggest that you resolve the matters addressed in our comments prior to furnishing the registration statement to your security holders.
2. We note that SoftBrands is seeking approval to affect a reverse stock split based upon any ratio in the range from one-for-three to one-for-five. Please advise whether your directors separately adopted three separate amendments to the company`s certificate of incorporation.
If not, tell us why the actions of SoftBrands` directors to amend your articles of incorporation is consistent with Section 242 the DGCL.
3. We note your discussion of the listing criteria for the Nasdaq and the Amex. Please revise to clarify to what extent SoftBrands currently meets the listing requirements for the Nasdaq and the Amex.
Does SoftBrands meet all of the listing requirements other than the minimum bid price requirements?
4. Please disclose, in a table or similar format, for each potential reverse stock split the number of shares of your common stock that will be issued and outstanding before and after the reverse stock split based on the number of shares currently issued and outstanding as of the most recent practicable date.
5. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split.

Proposal 3, page 21
6. Please revise to briefly disclose the material features of your 2001 Stock Incentive Plan. See Item 10(a)(1) of Schedule 14A.
7. You disclose that there are only 1,404,000 shares available under your 2001 Stock Incentive Plan for future grant and that the amendment to your Plan will increase the number of shares reserved for issuance by 1,000,000 shares. Please revise to disclose whether you have any plans, proposals or arrangements to issue any of the newly reserved shares of common stock under your plan. If not, please disclose that SoftBrands has no such plan, proposals or arrangements. If so, revise your disclosure to include the information required by Item 10(a) of Schedule 14A or otherwise disclose your plans, proposals or arrangements for the newly reserved shares.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may address questions concerning the above comments to Jeffrey B. Werbitt at (202) 551-3456. If you need additional assistance, you may contact me at (202) 551-3462.


								Very truly yours,



								Mark P. Shuman
Branch Chief-Legal

cc:	Thomas Martin, Esquire
      Dorsey & Whitney LLP
      50 South Sixth Street
      Minneapolis, Minnesota 55402




SoftBrands, Inc.
PRE14A
May 24, 2005
Page 1